Exhibit 99.1

FOR IMMEDIATE RELEASE

Gorilla Technology Group Inc. Reports First Half 2022 Financial Results

Taipei, Taiwan and New York, NY – October 6, 2022 – Gorilla Technology Group Inc. (NASDAQ: “GRRR” for ordinary shares and “GRRRW” for warrants) (“Gorilla” or the “Company”), a global leader in edge video analytic artificial intelligence, IoT technologies, and cybersecurity, today reported its unaudited financial results for the half year ended June 30, 2022.

1H22 Highlights:

▪	Strategic pivot to Security Convergence gaining traction, with segment revenue up 63.9% y/y; contributing 49.8% of total group revenue, versus 27.8% in the first half of 2021
▪	Pivot away from Video IoT as anticipated, with segment revenue decreased 36.5% y/y as projects are completed
▪	First half of 2022 gross margin improved 106 basis points (bps) to 33.1% when compared to the first half of 2021, led primarily by higher gross margin of the Video IoT segment driven by greater service sales
▪	Progress in building world-class management team with appointment of Dr. Rajesh Natarajan as Chief Innovation Officer
▪	Adjusted EBITDA (non-GAAP financial measure) loss was reduced to $1.2 million from $1.5 million when compared to the same period a year ago
▪	Net loss of $8.6 million compared to a net loss of $5.8 million from same period a year ago

Subsequent Events:

●	Closed business combination with Global SPAC Partners Co., becoming publicly traded and raising approximately $45 million in gross funding
●	Appointed Daphne Huang as Chief Financial Officer
●	Announced retirement of founder, Dr. Spincer Koh
●	Chairman Jay Chandan appointed as Chief Executive Officer as well as continuing as Chairman of the Board of Directors

Jay Chandan, Gorilla’s Chairman and CEO, commented, “We are excited to update our investors in this first earnings report as a public company. As a leader in Edge computing—which sits at the intersection of AI, IoT, and Big Data—with significant exposure to the rapid growth of Smart Cities, we believe our Nasdaq listing improves our ability to attract the attention of customers and investors alike and provide us with capital markets access to execute our global expansion strategy more rapidly.”

Mr. Chandan continued, “We are making rapid progress on many fronts. Most importantly, the business combination with Global SPAC Partners Co. brought us significant capital to fund operations as we execute a strategic shift to pursue the larger and higher margin opportunities in Security Convergence. We are using the funding to build a world-class management team, with our recent additions of new Chief Innovation and Chief Financial officers, a head of global human resources, and more to come.”

Commenting on results, Mr. Chandan noted, “We are pleased to see explosive growth in the Security Convergence segment, which is now approximately half of our total revenue. Although we are de-emphasizing Video IoT, within this segment we were able to drive a mix shift to more software, which boosted gross margin substantially, and offset supply chain-related hardware cost pressure in Security Convergence. Operating expenses are under control, growing only slightly versus last year after removing the effect of one-time transaction costs. The net is a modest drawdown of cash when looking at operating cash flows and adjusted EBITDA. Our new business bookings in 2022 remain healthy with approximately $20 million new project wins as of end of August. With substantial momentum building in the Smart Cities offering, we expect to swing to profit in the quarters ahead.”

Looking forward, Mr. Chandan concluded, “Looking toward the year ahead, we have four immediate priorities. First, to build a world-class customer-centric team responsible for commercializing Gorilla’s technologies. Second, to globalize the Company by bringing our technologies to the countries that are leading the world in Smart City adoption. Third, to build a robust sales pipeline that will complement our existing products and services, with a special focus on secure surveillance solutions. Finally, to transform our business away from a cost-plus system integrator model and toward a value-based sales model that is rewarded for long-term customer partnership and retention.”

First Half Results Reflect Strategic Shift to Security Convergence

Unless noted otherwise, all figures are for the six months ended June 30, 2022, and all comparisons are with the corresponding period of 2021.

Revenues declined 8.6% to $13.8 million, compared to $15.1 million in the prior year period. Revenue from both existing and new customers decreased as many projects neared completion in the second half of 2021, leaving a smaller amount of revenue to be recognized in the current period. This revenue decline is a function of the Company’s strategic shift toward security convergence and away from video IoT. The Company expects this strategic shift to enable it to pursue larger projects with healthy gross margins.

Security Convergence segment revenue grew 63.9% to $6.9 million, while a decrease in hardware and software sales in the Video IoT segment led to a 36.5% decrease in segment revenues to $6.9 million.

Gross profit was $4.6 million, compared to $4.8 million a year ago. Gross margin expanded by 106 bps to 33.1% versus 32.1% in the year-ago period, driven primarily by better margins in the Video IoT segment as customers demanded more services and less hardware and software. Video IoT segment gross margin of 36.2% increased by 398 bps versus last year. In contrast, the Security Convergence segment gross margin decreased by 163 bps to 30.0% as supply-chain constraints resulted in higher hardware costs from vendors.

Operating expenses were up 18.1% to $12.4 million, reflecting a sharp 235.2% increase in general and administrative expenses. G&A expense growth was primarily due to $2.2 million of professional expenses incurred for the public listing.

Net loss expanded by 48.2% to $8.6 million, compared with $5.8 million last year. The greater loss was caused primarily by the $2.2 million of transaction costs. However, net cash used in operating activities was approximately $3.8 million, compared to $4.9 million in the prior period. The primary factors affecting operating cash flows between these periods were negatively impacted by increases in accounts receivable and prepayments made to vendors, while benefited from increase in accounts payable and other payables.

Adjusted EBITDA loss was reduced to $1.2 million from $1.5 million a year ago. Please see “Reconciliation of Non-GAAP Financial Measures – Adjusted EBITDA Calculation (Unaudited)”, as it relates to adjusted EBITDA.

Balance Sheet and Cash Flow Review

As of June 30, 2022, cash and cash equivalents were $5.6 million as of June 30, 2022, down $4.4 million when compared to December 31, 2021. Financial assets (restricted cash and time deposits with maturity over three months) as of June 30, 2022, was $6.8 million.

The business combination with Global SPAC Partners Co. that closed in July 2022 added approximately net $32 million of cash (gross funding less transaction expenses) at the business combination closing date, to the balance sheet, which will be reflected in the upcoming reporting period.

Capital expenditures were $2.8 million compared with $2.3 million in the prior-year period.

About Gorilla Technologies Group Inc.

Gorilla, headquartered in Taipei, Taiwan, is a global leader in security intelligence, network intelligence, business intelligence and IoT technology. Gorilla develops a wide range of solutions including Smart Cities, Smart Retail, Enterprise Security, and Smart Media. In addition, Gorilla provides a complete Security Convergence Platform to government institutions, Telecom companies and private enterprises with network surveillance and cyber security.

Gorilla places an emphasis on offering leading technology, expert service, and precise delivery, and ensuring top-of-the-line, intelligent and strong Edge AI solutions that enable clients to improve operational performance and efficiency. With continuous core technology development, Gorilla will deliver Edge AI solutions to managed service providers, distributors, system integrators, and hardware manufacturers.

Gorilla-Technology.com

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Gorilla’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “might” and “continues,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, statements regarding our Nasdaq listing improving our ability to attract the attention of customers and investors alike, our ability to fund operations as we execute a strategic shift to pursue the larger and higher margin opportunities in Security Convergence, our expectations to swing to profit in the quarters ahead, our immediate priorities, Gorilla’s strategic shift to enable it to pursue larger projects with higher gross margins, along with those other risks described under the heading “Risk Factors” in the prospectus Gorilla filed with the Securities and Exchange Commission (the “SEC”) on July 7, 2022, and those that are included in any of Gorilla’s future filings with the SEC. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from expected results. Most of these factors are outside of the control of Gorilla and are difficult to predict. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Gorilla undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Non-GAAP Measures

Certain of the measures included in this press release are non-GAAP financial measures, including adjusted EBITDA. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Gorilla are not reported by all of their competitors and may not be comparable to similarly titled amounts used by other companies.

Contacts

Gorilla Technologies Group, Inc.

Peter Wright

+1-617-454-1088

Investor-relations@gorilla-technology.com

Gorilla Technology Group Inc. and Subsidiaries

Condensed Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in United States dollars)

Items	June 30, 2022	December 31, 2021
Assets
Current Assets
Cash and cash equivalents	$5,550,103	$9,944,748
Financial assets at amortized cost – current	6,776,956	9,008,499
Contract assets	1,237,738	1,639,893
Accounts receivable	34,799,844	34,821,818
Inventories	75,189	152,227
Prepayments	1,171,431	231,531
Other receivables	1,189,279	19,930
Other current assets	3,345	5,971
Total current assets	50,803,885	55,824,617
Non-current assets
Financial assets at amortized cost-non-current	56,699	50,578
Property, plant and equipment	31,837,514	34,395,070
Right-of-use assets	89,149	123,375
Intangible assets	2,323,576	3,419,469
Deferred income tax assets	74,784	410,203
Other non-current assets	639,999	707,391
Total non-current assets	35,021,721	39,106,086
Total Assets	$85,825,606	$94,930,703
Liabilities and Equity
Liabilities
Current liabilities
Short-term borrowings	$22,354,524	$22,968,092
Contract liabilities	18,808	20,194
Notes payable	623	668
Accounts payable	9,214,551	8,060,501
Other payables	5,269,927	4,532,628
Provisions – current	119,370	152,778
Lease liabilities – current	49,602	54,588
Long-term borrowings, current portion	1,833,732	2,077,634
Other current liabilities, others	94,485	129,356
Total current liabilities	38,955,622	37,996,439
Non-current liabilities
Long-term borrowings	10,037,944	10,751,630
Provisions - non-current	79,934	105,542
Deferred income tax liabilities	109,614	78,402
Lease liabilities - non-current	40,433	69,587
Total non-current liabilities	10,267,925	11,005,161
Total liabilities	49,223,547	49,001,600
Equity
Equity attributable to owners of parent
Share capital
Ordinary share	6,197,100	6,191,100
Preferred share	5,813,247	5,844,892
Advance receipts for share capital	-	33,720
Capital surplus
Capital surplus	41,514,796	41,301,738
Retained earnings
Accumulated deficits	(18,090,605)	(9,454,565)
Other equity interest
Financial statements translation differences of foreign operations	1,167,521	2,042,218
Treasury shares	-	(30,000)
Equity attributable to owners of the parent
Total equity	36,602,059	45,929,103
Total liabilities and equity	$85,825,606	$94,930,703

Gorilla Technology Group Inc. and Subsidiaries

Condensed Interim Consolidated Statements of Comprehensive Loss

(Unaudited)

(Expressed in United States dollars)

Items	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Revenue	$13,800,930	$15,100,718
Cost of revenue	(9,226,561)	(10,256,101)
Gross profit	4,574,369	4,844,617
Operating expenses
Selling expenses	(1,980,709)	(2,193,321)
General and administrative expenses	(1,143,756)	(982,828)
Transaction costs (one time)	(2,151,856)	-
Research and development expenses	(7,766,833)	(7,253,697)
Other income	11,037	27,326
Other gains (losses) – net	629,929	(102,357)
Total operating expenses	(12,402,188)	(10,504,877)
Operating loss	(7,827,819)	(5,660,260)
Non-operating income and expenses
Interest income	11,957	22,329
Finance costs	(464,048)	(250,526)
Total non-operating income and expenses	(452,091)	(228,197)
Loss before income tax	(8,279,910)	(5,888,457)
Income tax (expense) benefit	(356,130)	60,869
Loss for the period	$(8,636,040)	$(5,827,588)
Other comprehensive (loss) income
Components of other comprehensive (loss) income that may be reclassified to profit or loss
Exchange differences on translation of foreign operations	$(874,697)	$188,520
Other comprehensive (loss) income for the period, net of tax	$(874,697)	$188,520
Total comprehensive loss for the period	$(9,510,737)	$(5,639,068)
Loss per share
Basic loss per share	$(0.29)	$(0.20)
Diluted loss per share	$(0.29)	$(0.20)

Gorilla Technology Group Inc. and Subsidiaries

Reconciliation of Non-GAAP Financial Measures – Adjusted EBITDA Calculation

(Unaudited)

(Expressed in United States dollars)

Items	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Adjusted EBITDA[1]
Loss for the period	$(8,636,040)	$(5,827,588)
Depreciation Expense	3,420,393	2,958,335
Amortization Expense	1,030,193	1,198,619
Income Tax	356,130	(60,869)
Interest and Finance Costs	452,091	228,197
Transaction Costs (one time)	2,151,856	0
Adjusted EBITDA	$(1,225,377)	$(1,503,306)

[1]	This is a non-GAAP financial measurement.

Gorilla Technology Group Inc. and Subsidiaries

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in United States dollars)

Items	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Cash Flows from Operating Activities
Loss before tax	$(8,279,910)	$(5,888,457)
Adjustments
Adjustments to reconcile profit (loss)
Depreciation expenses	3,420,393	2,958,335
Amortization expenses	1,030,193	1,198,619
Share option expenses	184,943	37,319
Interest expense	464,048	250,526
Interest income	(11,957)	(22,329)
Changes in operating assets and liabilities
Changes in operating assets
Contract assets	402,155	(653,234)
Accounts receivable	(1,175,393)	209,422
Inventories	77,038	(146,186)
Prepayments	(939,900)	(118,302)
Other receivables	(4,010)	1,648
Other current assets	2,626	(2,079)
Other non-current assets	33,359	(25,368)
Changes in operating liabilities
Contract liabilities	(1,386)	-
Notes payable	(45)	(36,503)
Accounts payable	927,603	(2,047,833)
Other payables	542,481	(368,380)
Provisions	(59,016)	3,974
Other current liabilities	(34,871)	(5,904)
Cash outflow generated from operations	(3,421,649)	(4,654,732)
Interest received	11,957	22,329
Interest paid	(313,902)	(250,248)
Tax paid	(360)	-
Net cash flows used in operating activities	(3,723,954)	(4,882,651)
Cash Flows from Investing Activities
Acquisition of property, plant and equipment	(2,815,381)	(2,314,652)
Acquisition of intangible assets	(14,252)	(5,540)
Investment in financial assets at amortized cost	-	(1,175,021)
Disposal of financial assets at amortized cost	2,225,422	-
Decrease (increase) in guarantee deposits	34,033	(36,292)
Net cash flows used in investing activities	(570,178)	(3,531,505)
Cash Flows from Financing Activities
Proceeds from short-term borrowings	867,694	701,257
Exercise of share options	-	101,800
Proceeds from long-term borrowings	1,574,876	-
Repayments of long-term borrowings	(1,793,622)	(487,167)
Principal repayment of lease liabilities	(26,503)	(8,520)
Loan to Global SPAC Partners Co.	(1,165,339)	-
Payment of transaction costs	(87,419)	-
Net cash flows from financing activities	(630,313)	307,370
Effect of foreign exchange rate changes	529,800	159,920
Net decrease in cash and cash equivalents	(4,394,645)	(7,946,866)
Cash and cash equivalents at beginning of period	9,944,748	12,153,256
Cash and cash equivalents at end of period	$5,550,103	$4,206,390

Gorilla Technology Group Inc. and Subsidiaries

Revenue by Customer Type

(Unaudited)

(Expressed in United States dollars)

	Six Months Ended June 30, 2022		Six Months Ended June 30, 2021
Items	Government	Non-Government	Government	Non-Government
Hardware Sales
Video IoT	464	1,007,545	-	1,877,325
Security Convergence	-	1,540,812	-	1,048,028
Hardware Sales – Total	464	2,548,357	-	2,925,353
Software Sales
Video IoT	24,402	1,962,839	-	6,389,615
Security Convergence	-	3,063,250	-	1,258,930
Software Sales – Total	24,402	5,026,089	-	7,648,545
Service Revenue
Video IoT	2,126,322	1,804,438	1,930,553	709,216
Security Convergence	2,143,845	127,013	1,308,669	578,382
Services Revenue – Total	4,270,167	1,931,451	3,239,222	1,287,598
Total Sales	$4,295,033	$9,505,897	$3,239,222	$11,861,496

Gorilla Technology Group Inc. and Subsidiaries

Revenue by Geography

(Unaudited)

(Expressed in United States dollars)

Items	Six Months Ended June 30, 2022	Six Months Ended June 30, 2021
Region
Asia	$13,797,420	$15,097,208
Americas	$3,510	$3,510